Drinker Biddle & Reath LLP

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www.drinkerbiddle.com

October 18, 2019

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Christina DiAngelo Fettig

Patrick Scott

Re:	X-Squared Balanced Fund, LLC (Registration Nos. 333-229217/811-23417)

Response to Examiner Comments on Form N-1A

Dear Ms. Fettig and Mr. Scott:

This letter responds to the comments that you provided in connection with your review of Pre-Effective Amendment No. 1 (“PEA No. 1”) under the Securities Act of 1933, as amended and Amendment No. 1 under the Investment Company Act of 1940, as amended (the “1940 Act”) to the registration statement (“Registration Statement”) filed on Form N-1A under the 1940 Act on September 18, 2019, to register the X-Squared Balanced Fund, LLC (the “Fund” or “Registrant”). The changes to the Fund’s disclosure discussed below will be reflected in Pre-Effective Amendment No. 2 to the Fund’s Registration Statement.

For your convenience, we have repeated each comment below in bold, and our responses follow your comments. Capitalized terms not otherwise defined herein have the same meaning ascribed to them in the Registration Statement, unless otherwise indicated.

Accounting Comments

General

1.	Please update the Fund’s class information on Edgar with exchange ticker symbols.

The Registrant confirms that the exchange ticker symbols for each class have been updated on Edgar.

Prospectus

2.	The disclosure regarding expense reimbursements in Footnote 2 to the fee table states “[t]o the extent that the Adviser defers fees or absorbs operating expenses, it may seek payment from the Fund of such deferred fees or reimbursement of such absorbed expenses within three (3) years after the date on which fees were deferred or expenses absorbed.” Please revise this disclosure to match the disclosure regarding expense reimbursements on p. 24 of the Prospectus and p. C-5 of the Financial Statements.

The Registrant has revised this disclosure as requested.

3.	The disclosure regarding expense reimbursements in Footnote 2 to the fee table also states that the Expense Limitation Agreement excludes “taxes, extraordinary expenses, reorganization expenses, brokerage commissions, interest, other expenditures that are capitalized in accordance with generally accepted accounting principles, and other extraordinary expenses not incurred in the ordinary course of such Fund’s business.” If acquired fund fees and expenses are among the expenses excluded from the Expense Limitation Agreement, please disclose that acquired fund fees and expenses are among the expenses excluded.

The Registrant confirms that acquired fund fees and expenses are not among the expenses excluded from the Expense Limitation Agreement.

4.	Please disclose in a footnote to the fee table the length of time following a shareholder’s purchase of Class C shares during which a contingent deferred sales charge will apply upon redemption.

The Registrant will include the following disclosure in a footnote to the summary fee table: “Investments in Class C shares will be subject to a 1.00% contingent deferred sales charge if the shares are sold within 12 months of purchase, unless you qualify for a waiver. See ‘Sales Charges - Contingent Deferred Sales Charge Waivers.’”

5.	The hypothetical expense examples appear to be calculated as though the Fund were a closed-end fund, using $1,000 instead of $10,000 for the amount invested. In the examples that assume a redemption at the end of the periods, the example for Class A shares appears to be calculated without taking into account the front-end sales load applicable to Class A shares. The staff calculates for the one- and three-year periods: for Class A shares using a 5.50% sales load, $813 and $1,672; for Class C shares $453 and $1,400 assuming a contingent deferred sales load, and $353 and $1,400 if not redeemed; and for Institutional Class shares, $253 and $1,115. Please correct this disclosure.

Response: The Registrant has corrected the disclosure, which will be reflected in Pre-Effective Amendment No. 2 to the Fund’s registration statement.

Financial Statements

6.	Please include in the registration statement financial statements as of a date within 90 days prior to the date of the filing. The additional financial statements may be unaudited. See Form N-1A, Item 27(a), Instruction 2.

The Registrant has included unaudited financial statements as of a date within 90 days prior to the date of filing.

7.	Note 1 to the Financial Statements on p. C-3 states that a contingent deferred sales charge may be charged on Class A shares. Please confirm that Class A shares are not subject to a contingent deferred sales charge.

The Registrant confirms that Class A shares are not subject to a contingent deferred sales charge.

8.	Please confirm in correspondence that the organizational costs of the Fund absorbed by the Adviser and noted in Note 3 of the Financial Statements on p. C-5 are not subject to the recapture or reimbursement provisions of the expense limitation agreement.

The Registrant so confirms.

9.	Note 3 to the Financial Statements on p. C-5 discusses the Expense Limitation Agreement. If acquired fund fees and expenses are excluded from the expense limitation, please disclose that acquired fund fees and expenses are excluded.

The Registrant confirms that acquired fund fees and expenses are not excluded from the Expense Limitation Agreement.

Disclosure Comments

Prospectus

10.	The first paragraph in Principal Investment Strategies on p. 7 states that “[t]he Fund uses a balanced approach to invest in a broad range of securities, including common stocks and investment-grade bonds (rated Baa3 or better or BBB- or better by a Nationally Recognized Statistical Rating Organization designated by the Adviser or unrated but determined to be of equivalent quality).” We note that bonds rated BBB- are not investment grade. Please revise this disclosure as necessary so that it does not imply that bonds rated BBB- are investment grade. This disclosure also appears on page 12.

The Registrant has revised its disclosure to indicate that only bonds rated Baa3 or BBB or above are investment grade.

11.	The third paragraph in Principal Investments – Additional Information on p. 12 states that “[n]ormally, the Fund will target a 60% allocation towards U.S. equity securities and a 40% allocation towards fixed income securities, including, but not limited to, investment-grade corporate debt, U.S. agency securities, and U.S. mortgage-backed securities and related derivatives.”

a.	Will the Fund enter into reverse repurchase agreements?

The Registrant anticipates that it will enter into reverse repurchase agreements for liquidity purposes.

b.	Will the use of reverse repurchase agreements be a principal investment strategy of the Fund?

The Registrant confirms that the use of reverse repurchase agreements will not be a principal investment strategy.

c.	Please identify the counterparty if the Fund intends to enter into reverse repurchase agreements.

The Registrant notes that it has yet to enter into any Master Repurchase Agreements but anticipates that the counterparty to any reverse repurchase agreement would be a bank under the supervision of the Federal Reserve, a state or foreign banking authority, or an affiliate of the foregoing.

12.	The paragraph regarding derivatives risk on pgs. 15-16 states “[i]n order to secure its obligations in connection with derivative contracts or special transactions, the Fund will either own the underlying assets, enter into offsetting transactions or set aside cash or readily marketable securities. This requirement may cause the Fund to miss favorable trading opportunities due to a lack of sufficient cash or readily marketable securities. This requirement may also cause the Fund to realize losses on offsetting or terminated derivative contracts or special transactions.”

a.	We note that Section 18 Cover Guidance (Release No. IC-10666) does not give a fund discretion with respect to its coverage obligation. For example the guidance does not permit coverage by offsetting contracts in every case.

The Registrant confirms that it will satisfy its coverage obligations in compliance with Section 18 of the 1940 Act and in line with the Section 18 Cover Guidance (Release No. IC-10666).

b.	What “requirement” is being referred to in this paragraph?

The Registrant is referring to the requirement to segregate assets to cover its obligations in connection with derivative contracts or special transactions. The Registrant will revise its disclosure as follows in order to clarify the requirement referenced (new language is bolded):

~~This~~ The requirement to segregate assets to cover its obligations with respect to derivative contracts or special transactions may cause the Fund to miss favorable trading opportunities due to a lack of sufficient cash or ~~readily marketable securities~~ liquid investments.

c.	Are “readily marketable securities” liquid in the sense of being able to be sold at the price reflected on the Fund’s books within 7 days (i.e., consistent with the definition of a liquid investment in the Liquidity Risk Management Rule)?

The Registrant confirms that “readily marketable securities” are liquid and has revised its disclosure as indicated in our response to comment 12.b. above.

13.	Under the heading “Investment Adviser” on p. 24 the Adviser’s assets under management are provided as of December 31, 2018. Please provide the Adviser’s assets under management as of a more recent date.

The Registrant will provide the Adviser’s assets under management as of a more recent date.

14.	Please supplementally explain whether the phrase “readily available” on p. 27 under “How the Fund Values its Shares” is from the Liquidity Risk Management Rule and if not, where the quotation comes from.

The Registrant respectfully advises the staff that the phrase “readily available” is a quotation from Section 2(a)(41)(B) of the 1940 Act, which defines "value" as: "(i) with respect to securities for which market quotations are readily available [emphasis added], the market value of such securities; and (ii) with respect to other securities and assets, fair value as determined in good faith by the board of directors."

15.	We note the “Income Taxes” paragraph under the “Taxation of the Fund” section:

a.	Is this paragraph consistent with the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended?

The Registrant respectfully advises the staff that it is not subject to the requirements of Subchapter M of the Internal Revenue Code of 1986, as amended, and that, as disclosed in the “Taxes” section of the Prospectus: “[t]he Fund will be treated as a foreign corporation not engaged in a trade or business in the United States for purposes of the U.S. Internal Revenue Code of 1986, as amended (the “U.S. Code”) and does not intend to derive income treated as effectively connected with a trade or business in the United States. As a foreign corporation not engaged in a trade or business in the United States, the Fund will only be subject to United States federal income taxes if it realizes certain items of U.S. source income of a fixed or determinable annual or periodic nature, in which case the Fund will be subject to withholding of United States federal income tax at a 30% gross rate on such U.S. source income (not including interest received by the Fund on certain registered obligations).”

b.	Does the Fund identify whether it is diversified or non-diversified?

The Registrant directs the staff to the disclosure on p. 6 of the Prospectus, which states “[t]he Fund is classified as non-diversified under the Investment Company Act of 1940 (the “1940 Act”) and may invest more of its assets in fewer issuers than ‘diversified’ mutual funds” and further to the disclosure on p. 1 of the Statement of Additional Information, which states “[t]he Fund is an open-end management investment company and is classified as non-diversified under the Investment Company Act of 1940, as amended (the “1940 Act”).”

c.	Does the Registration Statement mention whether the Fund is Subchapter M compliant?

The Registrant directs the staff to its response to comment 15.a. above.

Statement of Additional Information

16.	Please make sure that non-fundamental investment limitation no. 3 on p. 2 is consistent with the definition of liquidity in Rule 22e-4.

The Registrant will revise non-fundamental investment limitation no. 3 as follows (new language bolded):

(3) Purchase or hold illiquid ~~securities~~ investments, i.e., ~~securities~~ investments that the Fund reasonably expects cannot be disposed of in current market conditions ~~for their approximate carrying value~~ in seven calendar days or less (which term includes repurchase agreements and time deposits maturing in more than seven days) without the sale or disposition significantly changing the market value of the investment after reasonable inquiry and taking into account relevant market, trading, and investment-specific consideration if, ~~in the aggregate~~ immediately after the acquisition, more than 15% of its net assets would be invested in illiquid securities.

17.	The paragraph on senior securities on p. 3 states “[t]he 1940 Act generally prohibits funds from issuing senior securities, although it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.” Please revise to disclose that it is not the 1940 Act but SEC guidance that does not treat certain transactions as senior securities with appropriate earmarking or segregation of assets to cover such obligation.

The Registrant has revised this disclosure as follows (new language bolded):

The 1940 Act generally prohibits funds from issuing senior securities, although the staff of the SEC has issued guidance indicating that it does not treat certain transactions as senior securities, such as certain borrowings, short sales, reverse repurchase agreements, firm commitment agreements and standby commitments, with appropriate earmarking or segregation of assets to cover such obligation.

18.	Also in the paragraph on senior securities on p. 3, please insert the word “liquid” between “of” and “assets” in the above referenced sentence.

The Registrant has revised this disclosure as requested.

19.	Please add the following disclosure at the end of the first sentence of the paragraph entitled “Lending.” on p. 3: “and the fund may only lend securities in accordance with staff guidance related to securities lending.”

The Registrant has revised this disclosure as requested.

20.	We note the disclosure on currency swaps on p. 7. Please confirm that currency swaps are not part of the Fund’s principle investment strategies.

The Registrant confirms that currency swaps are not a principle investment strategy of the Fund.

21.	Please include disclosure relating to LIBOR risk on p. 7 after the paragraph on Large Trade Notifications. Please also make sure that all of the risks included in the Prospectus are included in the Statement of Additional Information.

The Registrant has included LIBOR risk as requested. However, the Registrant respectfully advises the staff that it believes its disclosure relating to the principal and non-principal investment techniques, strategies and risks of the Fund complies with the requirements of Form N-1A.

* * * * * *

The preceding comments and related responses have been provided by and discussed with management of the Registrant. The disclosures responsive to these comments will be contained in Pre-Effective Amendment No. 2 to be filed on or before October 18, 2019.

We trust that the foregoing is responsive to your comments. Please feel free to contact the undersigned at 312-569-1107 or, in my absence, Joshua Lindauer at (215) 988-2738 if you have any questions.

Sincerely yours,

/s/ David L. Williams
David L. Williams